SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended April 30, 2005

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	April 30, 2005	January 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$38,573	$39,180
Accounts receivable, net of allowance for doubtful accounts of $645 and $787 respectively (note 3)	10,367	9,479
Inventories (note 4)	1,375	1,184
Value added taxes	327	531
Prepaid expenses and other assets	1,904	2,105
Amounts due from/prepaid to related parties	448	451

Total current assets	52,994	52,930
Restricted cash (note 5)	670	672
Property and equipment, net	781	824
Other non-current assets (note 6)	2,935	3,147
Goodwill, net of accumulated amortization and impairment of $84,471 at April 30, 2005 and January 31, 2005	8,613	8,613

Total assets	$65,993	$66,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$614	$568
Accounts payable	4,188	4,806
Amounts due to related parties	448	—
Accrued payroll and related expenses	1,771	1,884
Deferred consideration	1,251	2,398
Other accrued liabilities	3,604	3,413
Value added taxes	903	630
Warranty reserve (note 7)	345	395
Deferred revenue	9,211	8,946

Total current liabilities	22,335	23,040

Series B preference shares, $0.0027 par value 10,000,000 authorized at April 30, 2005 and January 31, 2005 None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,239,005 and 31,160,091 shares issued and 31,019,967 and 30,908,635 shares outstanding at April 30, 2005 and January 31, 2005, respectively.	84	84
Additional paid-in capital	246,376	246,283
Treasury shares (219,038 and 251,456 at April 30, 2005 and January 31, 2005, respectively)	(363)	(416)
Accumulated deficit	(199,762)	(200,154)
Accumulated other comprehensive loss	(2,677)	(2,651)

Total shareholders’ equity	43,658	43,146

Total liabilities and shareholders’ equity	$65,993	$66,186

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2005	2004
Revenue:
Product	$3,202	$3,600
License	6,699	5,421
Service	3,237	3,346

Total revenue	13,138	12,367

Cost of revenue:
Product	2,532	2,235
License	894	937
Service	1,322	1,423

Total cost of revenue	4,748	4,595

Gross Margin	8,390	7,772

Operating expenses:
Research & development	2,240	2,178
Sales & marketing	2,482	2,237
General & administrative	3,214	2,968
Restructuring charge (note 8)	—	306
Amortization of purchased intangible assets	212	211
Adjustment of acquisition liabilities	—	(249)
Stock compensation	—	101

Total operating expenses	8,148	7,752

Income from operations	242	20

Interest income, net	201	82
Exchange gain (loss), net	43	(18)

Income before provision for income taxes	486	84

Provision for income taxes	(94)	—

Net income	$392	$84

Basic net income per Ordinary Share (note 11)	$0.01	$0.00

Shares used in computing basic net income per Ordinary Share (note 11)	30,929,028	30,676,240

Diluted net income per Ordinary Share (note 11)	$0.01	$0.00

Shares used in computing diluted net income per Ordinary Share (note 11)	32,627,613	32,272,459

Basic net income per equivalent ADS (note 11)	$0.03	$0.01

Diluted net income per equivalent ADS (note 11)	$0.02	$0.01

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended April 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$392	$84
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	106	224
Amortization	212	211
Stock compensation	—	101
Effect of changes in foreign currency exchange rates	(57)	(177)
Changes in operating assets and liabilities:
Inventories	(196)	(60)
Accounts receivable	(413)	2,128
Prepaid expenses and other assets	(241)	(590)
Value added tax receivable	205	155
Accounts payable	(163)	(1,580)
Accrued payroll and related expenses	(110)	(560)
Deferred revenues	249	1,065
Value added tax payable	265	(250)
Warranty reserve	(48)	—
Other accrued liabilities	302	(67)

Net cash provided by operating activities	503	684

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(62)	(114)
Payments relating to acquisitions	(1,194)	(362)

Net cash used in investing activities	(1,256)	(476)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(56)	(96)
Issuance of ordinary shares	146	130
Expense of share issue	—	(10)
Proceeds under bank overdraft facility	46	—
Reductions to restricted cash deposits	2	656

Net cash provided by financing activities	138	680

Net (decrease)/increase in cash and cash equivalents	(615)	888
Effect of exchange rate changes on cash and cash equivalents	8	(66)
Cash and cash equivalents at beginning of period	39,180	36,864

Cash and cash equivalents at end of period	$38,573	$37,686

Supplemental disclosure of cash flow information
Interest paid	$6	$11

Taxes (received)/paid	$(158)	$212

Supplemental disclosure of non-cash flow information Acquisition of property and equipment under capital leases	$—	$—

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended April 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2006. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2005, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Irish Companies Acts, 1963 to 2003

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the years ended January 31, 2005 and 2004. A copy of the full group accounts for the year ended January 31, 2005, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company which will take place on July 22, 2005.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3. Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	April 30, 2005	January 31, 2005
	(U.S. dollars in thousands)
Billed receivables, net	$8,787	$8,338
Unbilled receivables, net	1,580	1,141

Total	$10,367	$9,479

Included in the unbilled receivables balance above are the unbilled percentage of completion amounts of US$291,000 as at April 30, 2005 and US$127,000 as at January 31, 2005.

The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

4. Inventories

	April 30, 2005	January 31, 2005
	(U.S. dollars in thousands)
Raw materials	$1,048	$693
Finished goods	327	491

Total	$1,375	$1,184

5. Restricted Cash

As of April 30, 2005 the Company had restricted cash balances of US$670,000. Restricted cash balances relate to lease deposits on certain premises in Ireland and Germany of US$276,000 and employee restructuring costs in connection with our research and development facility in Uruguay of US$394,000.

6. Other Non-Current Assets

Other non-current asset amortization was US$212,000 for the three months ended April 30, 2005 and US$211,000 for the three months ended April 30, 2004. As of April 30, 2005, other non–current asset amortization is estimated to be approximately US$635,000 for the remainder of the year ending January 31, 2006. Other non–current asset amortization is estimated to be approximately US$832,000 in the year ending January 31, 2007, US$784,000 in the year ending January 31, 2008, US$392,000 in the year ending January 31, 2009 and US$292,000 in the year ending January 31, 2010.

	As of April 30, 2005				As of January 31, 2005
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current Assets-amortizable:
Purchased technology	$14,926	$3,392	$11,499	$35	$14,926	$3,392	$11,493	$41
Trade names	120	—	60	60	120	—	50	70
Customer base	9,735	567	6,328	2,840	9,735	567	6,132	3,036
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—

Total Identifiable Intangible Assets	$27,273	$5,191	$19,147	$2,935	$27,273	$5,191	$18,935	$3,147

7. Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table summarizes the Company’s warranty activity for the three months ended April 30, 2005 and 2004.

	Three months ended
	April 30, 2005	April 30, 2004
	(U.S. dollars in thousands)
Opening reserve balance	$395	$356
Deductions	(266)	(53)
Provision for new product warranties issued	218	53
Exchange differences	(2)	(14)

Closing reserve balance	$345	$342

8. Restructuring Charges

In the first and second quarters of fiscal 2005, the Company recorded restructuring charges of US$306,000 and US$45,000 respectively, related to staff terminations in connection with our research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In the fourth quarter of fiscal 2005, a credit of US$63,000 was recorded which related to a refund of costs associated with staff terminations. In connection with these activities the Company reduced its workforce by 18 employees. In the first quarter of fiscal 2006, there was no restructuring charge.

As of April 30, 2005, accrued restructuring charges related to future lease commitments of US$32,000 and staff terminations of US$36,000, which will be paid during fiscal 2006.

The following table summarizes the Company’s restructuring activity for the three months ended April 30, 2005:

	(U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance as at April 30, 2005	$36	$32	$68

The Company expects to record an additional restructuring charge in the three months ending July 31, 2005 as described in footnote 15.

9. Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables.

The derivative instruments held by the Company as of April 30, 2005 and January 31, 2005 did not qualify as accounting hedges as of April 30, 2005 and January 31, 2005, respectively. The fair value losses on derivatives held as of April 30, 2005 and January 31, 2005 were recognized in the Consolidated Statements of Operations.

As of April 30, 2005, the Company had three forward exchange contracts maturing in 2005 to sell US$1.35 million and receive euro in return. The fair value of the contracts as of April 30, 2005 was US$27,000 negative.

As of January 31, 2005, the Company had five forward exchange contracts maturing in 2005 to sell US$2.25 million and receive euro in return. The fair value of the contracts as of January 31, 2005 was US$39,000 negative.

	As of April 30, 2005		As of January 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents	$38,573	$38,573	$39,180	$39,180
Restricted cash	$670	$670	$672	$672
Accounts receivable, net	$10,367	$10,367	$9,479	$9,479
Bank overdraft	$614	$614	$568	$568
Accounts payable	$4,188	$4,188	$4,806	$4,806

Derivatives
Foreign exchange forward contracts	$(27)	$(27)	$(39)	$(39)

•	The fair value of cash equivalents, accounts receivable, bank overdraft and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the April 30, 2005 spot rate.

The carrying amounts for derivatives in the table are included in the statements of financial position under ‘Other Accrued Liabilities’ caption.

10. Comprehensive Income (loss)

The following table sets forth the calculation of comprehensive income (loss) for the three months ended April 30, 2005 and 2004:

	Three months ended April 30,
	2005	2004
	(U.S. dollars in thousands)
Net income	$392	$84
Other comprehensive loss	(26)	(138)

Comprehensive income (loss)	$366	$(54)

11. Computation of Net Income per Ordinary Share

	Three months ended April 30,
	2005	2004
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net income per ordinary share
Income available to ordinary shareholders	$392	$84

Denominator:
Denominator for basic net income per ordinary share

Weighted average ordinary shares	30,929,028	30,676,240
Effect of employee stock options	1,698,585	798,110

Denominator for diluted net income per ordinary share
Weighted average ordinary shares	32,627,613	32,272,459

Basic net income per ordinary share	$0.01	$0.00

Diluted net income per ordinary share	$0.01	$0.00

ADS used in computing basic net income per equivalent ADS	15,464,514	15,338,120

ADS used in computing diluted net income per equivalent ADS	16,313,807	16,136,229

Basic net income per ADS	$0.03	$0.01

Diluted net income per ADS	$0.02	$0.01

12. Stock-Based Employee Compensation Expense

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock-based compensation and credited to additional paid-in capital.

The Company has followed the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS No. 123 in determining the fair value of the warrants and options issued and the resultant compensation expense.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of April 30, 2005, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the three months ended April 30, 2005 and 2004: risk free interest rate of 4% and 3% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 0.90 and 0.98, respectively, and a weighted-average expected life of the options of four years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows for the three months ended April 30, 2005 and 2004.

	Three months ended April 30,
	2005	2004
	(U.S. dollars in thousands, except per share data)
Net income, as reported	$392	$84

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(385)	(556)

Pro forma net income (loss)	$7	$(472)

Earnings (loss) per share:
Basic - as reported	$0.01	$(0.00)
Basic - pro forma	$0.00	$(0.02)
Diluted – as reported	$0.00	$(0.00)
Diluted - pro forma	$0.00	$(0.02)

13. Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about segments of an enterprise and related information” and related interpretations. The Company’s chief operating decision maker is the Chief Executive Officer. During fiscal 2005, the Company changed the way it views its operations. Prior to fiscal 2005, the Company split its operations between Product and Licenses & Services. The Company now views its operations as a split between its Payments and Funds Management Systems (“FMS”) Groups. Prior period disclosures have been reclassified for comparative purposes.

Three months ended April 30, 2005

(U.S. dollars in thousands)

	Payments Group	FMS	Segments Total	All Other	Consolidated Total
Revenue	$8,160	$4,978	$13,138	$—	$13,138
Cost of sales	3,647	1,101	4,748	—	4,748

Gross Profit	4,513	3,877	8,390	—	8,390
Operating expenses	3,813	2,288	6,101	2,047	8,148

Operating Profit	700	1,589	2,289	(2,047)	242
Non-operating income, net	—	—	—	150	150

Net Income	$700	$1,589	$2,289	$(1,897)	$392

Segment Assets	$8,543	$3,199	$11,742	$—	$11,742

Three months ended April 30, 2004
(U.S. dollars in thousands)

	Payments Group	FMS	Segments Total	All Other	Consolidated Total
Revenue	$7,944	$4,423	$12,367	$—	$12,367
Cost of sales	3,567	1,028	4,595	—	4,595

Gross Profit	4,377	3,395	7,772	—	7,772
Operating expenses	3,784	2,211	5,995	1,757	7,752

Operating Profit	593	1,184	1,777	(1,757)	20
Non-operating income, net	—	—	—	64	64

Net Income	$593	$1,184	$1,777	$(1,693)	$84

Segment Assets	$6,950	$2,461	$9,411	$—	$9,411

The Company only reports direct operating expenses under the control of the chief operating decision maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, depreciation and amortization, impairment, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment, other than inventories and accounts receivable, to the Chief Executive Officer.

The following tables reconcile segment income (loss) before provision for income taxes to consolidated income (loss) before provision for income taxes and segment assets to consolidated total assets.

	Three months ended April 30,
	2005	2004
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$2,289	$1,777
Unallocated amounts:
Central overheads	(1,835)	(1,388)
Amortization	(212)	(211)
Adjustment of acquisition liabilities	—	249
Stock-based compensation	—	(101)
Restructuring charge	—	(306)
Interest income (expense), net	201	82
Exchange gain (loss), net	43	(18)

Income before income taxes	$486	$84

The distribution of net revenue by geographical area was as follows:

	Three months ended April 30,
	2005	2004
	(U.S. dollars in thousands)
Ireland	$74	$108
Germany	2,251	2,969
United Kingdom	3,779	3,458
United States of America	4,954	4,391
Europe (excluding Germany, Ireland and U.K.)	1,211	870
Rest of World	869	571

Total Revenue	$13,138	$12,367

14. Recent Accounting Pronouncements

In July 2004, the FASB ratified EITF consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, which provides guidance regarding application of the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 will be effective beginning with our second quarter of fiscal 2006. We do not believe the adoption of EITF Issue No. 02-14 will have a material impact on the Company’s consolidated financial statements.

In December, 2004 the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB No. 25, and amends SFAS 95, “Statement of Cash Flows”. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure, is no longer an alternative upon adoption of SFAS 123(R).

For the Company, SFAS 123(R) must be adopted no later than the fiscal year beginning on February 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS 123(R) allows companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

•	A “prospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet decided on which method it will adopt. Pro Forma disclosure currently required under SFAS 123 is included in Note 12 (Stock-Based Employee Compensation Expense). The Company expects that the adoption of SFAS 123(R) will have a materially adverse affect on its operating results.

15. Subsequent Events

The Company expects to record a restructuring charge of approximately US$200,000 in the three months ending July 31, 2005. The restructuring charge will primarily relate to involuntary staff terminations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” include, among others, statements regarding Trintech’s expected revenues, earnings, gross margins and overall financial performance in future quarters, capital resources and restructuring charges. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2005, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2002” refers to the fiscal year ended January 31, 2002, “fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ended January 31, 2004, “fiscal 2005” refers to the fiscal year ended January 31, 2005,” fiscal 2006” refers to the fiscal year ending January 31, 2006 and “fiscal 2007” refers to the fiscal year ending January 31, 2007.

From the Company’s organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched the Company’s first products for Internet e-payment transactions. Following early success in the Internet e-payment industry, the Company completed an Initial Public Offering in September 1999. During 2000, the Company made four acquisitions to build market presence and add complementary product functionality.

Beginning in late fiscal 2001, the payments industry experienced a broad economic downturn. This initially impacted the Company’s software and services segment, particularly Internet payment solutions. The impact of this slowdown in growth for Internet payment solutions was partially offset by continued growth in the PoS business segment in Europe as a result of continued investment in payment solutions in advance of the introduction of the euro. However, once the euro was launched, the general economic slowdown did impact the Company’s European business, particularly the Company’s German customers, starting in early fiscal 2003. Revenue from customers located in Germany reduced from US$26.7 million in fiscal 2002 to US$8.2 million in fiscal 2003. As a result, the Company’s total revenues reduced by 37% from fiscal 2002 to fiscal 2003.

In response to this downturn, management’s strategy was to focus development and sales efforts on products with the greatest earnings potential and position the Company for growth when economic conditions improved. Investment was reduced in products where the opportunity had not yet developed or the market had not yet expanded due to the economic downturn. As a result, the Company commenced a restructuring program in fiscal 2002. Restructuring costs of approximately US$5.3 million in fiscal 2002, US$4.3 million in fiscal 2003, US$745,000 in fiscal 2004, US$288,000 in fiscal 2005 were incurred in respect of involuntary staff terminations and abandoned lease payments. There was no restructuring charge in the three months ended April 30, 2005.

The growth in eCommerce had lead to a significant increase in the volume of disputed credit card transactions for Internet purchases. The Company experienced growth for its PayWare Resolve product and continued to invest in this product during the downturn. Also, the Company continued to grow demand for and invest in its transaction reconciliation product, PayWare ReconNET.

Building on the success of PayWare ReconNET in North America, the Company continued to develop new products and services during fiscal 2004 to service customer demand for transaction management solutions in Europe. The Company continued to invest in PayWare Resolve and started an investment program to develop new PoS payment products and licensed intellectual property to third parties in response to demand being generated for retail point of sale solutions by the introduction of the EMV standard, particularly in Europe.

To expand the Company’s product offering in the transaction reconciliation business, the Company announced the availability of its Statement Delivery service for business access to commercial bank account data. Following on from this announcement, the Company expanded its position in the market by acquiring CW & Associates, Inc, doing business as DataFlow Services, a private company, for a total consideration of approximately US$3.9 million, subject to final adjustment relating to performance related deferred contingent consideration, effective November 1, 2003. DataFlow Services, based in Dallas, provides a data delivery service supporting customer’s bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. As at April 30, 2005, DataFlow Services employed 34 staff and serviced approximately 130 customers. The Company recognizes revenue generated from the acquired DataFlow Services products as services revenue. The transaction reconciliation business is expected to grow both domestically and internationally in fiscal year 2006.

To expand the functionality of its transaction reconciliation products, the Company announced the release of ReconNET 7.0 in September 2004, the latest version of its leading industry-standard reconciliation and account balancing system. The release added new features that extended its existing financial controls and reporting capabilities to facilitate audits and increase customers’ compliance with regulatory requirements such as the Sarbanes-Oxley Act of 2002. ReconNET 7.0 also included a number of enhancements that further increased the system’s ease of use for daily reconciliation, research and period-end reporting.

In tandem with the growth in transaction reconciliation solutions, the planned introduction of the EMV standard in 2005 started to generate early demand for new PoS solutions. In response to this emerging growth opportunity, the Company has focused its development efforts on designing PoS systems that satisfy the EMV standard. In April 2003 the Company released its first new PoS system to meet the EMV standard. The strong UK market for Chip and Pin solutions in fiscal 2005 is expected to decline in fiscal 2006 as migration to meet the EMV January 1, 2005 deadline passes. The Company expects this decline in demand for the EMV solutions to be partially offset by expanding continental European demand and growth in the Unattended Payment market.

In November 2003, Trintech announced that it had achieved German ZKA (Zentraler Kreditausschuss) approval for its OpenPay Architecture for use in the Smart 5000 PIN Pad terminal and its new range of OEM payment security technology products. This was the first approval of its kind for a PIN Pad device using a LINUX open standard operating system. In December 2003, a new range of secure payment solutions, OpenPay 3000, for outdoor and unattended payment environments was introduced, addressing the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications. In February 2004, Trintech announced the launch of SmartPIN LINK, a technology which, among other things, enables wireless Chip and PIN solution for restaurants and the hospitality sector.

The growth in card-based transactions has led to the current growth in the market for electronic GiftCard Solutions. In February 2004, the Company announced the launch of its PayWare Giftcard Solution, which allows merchants to set-up and run their own Gift Card Programs in-house.

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue, which represented 34% of the Company’s total revenue in fiscal 2005, is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad and the Smart 5000 Pin Pad.

License Revenue. Software license revenue, which represented 42% of total revenue in fiscal 2005, is derived from license fees from the Company’s payment software products for payment card transactions and from the Company’s transaction reconciliation software, and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 18% to 24% per year, and are generally paid quarterly.

Service Revenue. The Company derives service revenue, which represented 24% of total revenue in fiscal 2005, from consulting services, educational and training services and customization and implementation services. The Company also recognizes revenue generated from the acquired DataFlow products as services revenue.

Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping the Company’s electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the costs of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers and the cost of labor and related banking and communication costs associated with the retrieval of customer data in connection with the Company’s transaction services product.

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

The Company operates as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

The Company has significant operations and generates a significant portion of the Company’s taxable income in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, the Company experiences fluctuations in its operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange gains of US$43,000 and exchange loss of US$18,000 in the three months ended April 30, 2005 and 2004, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

The Company expects to record a restructuring charge of approximately US$200,000 in the three months ending July 31, 2005. The restructuring charge will primarily relate to involuntary staff terminations.

The Company is required to adopt Statement of Accounting Standards No. 123(R) “Accounting for Stock-Based Compensation”, no later than our fiscal year beginning on February 1, 2006. The Company anticipates that upon adoption, the stock-based compensation expense appearing on the Company’s consolidated statement will significantly increase and will have a material adverse impact on the Company’s operating results.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from product sales, license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. The Company considers arrangements with payment terms extending beyond one year not to be fixed or determinable and revenue is recognized as payments become due from the customer. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenue is derived mainly from customization, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using either output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If the Company made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, the Company would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s stock price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No impairments were recognized in the quarters ended April 30, 2005 and April 30, 2004.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” on a periodic basis. SFAS 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments were recognized in the quarters ended April 30, 2005 and April 30, 2004.

Warranty reserves. The Company accrues warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of units currently under warranty, historical and anticipated rates of warranty claims on those units, and estimated cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Warranty claims are relatively predictable based on historical experience of failure rates. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. If the Company was to experience an increase in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Company’s margins could be adversely affected.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended April 30,
	2005	2004
Revenue:
Product	24%	29%
License	51%	44%
Service	25%	27%

Total revenue	100%	100%

Cost of revenue:
Product	19%	18%
License	7%	8%
Service	10%	11%

Total cost of revenue	36%	37%

Gross margin	64%	63%

Operating expenses:
Research & development	17%	18%
Sales & marketing	19%	18%
General & administrative	24%	24%
Restructuring charge	—	2%
Amortization of purchased intangible assets	2%	2%
Adjustment of acquisition liabilities	—	(2)%
Stock compensation	—	1%

Total operating expenses	62%	63%

Income from operations	2%	0%

Interest income, net	2%	1%
Exchange gain (loss), net	0%	0%

Income before provision for income taxes	4%	1%

Provision for income taxes	(1)%	—

Net income	3%	1%

Revenue

Three months Ended April 30, 2005 Compared To Three Months Ended April 30, 2004

Revenue	Period ended April 30, 2005	Period ended April 30, 2004	Increase/(Decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Product Revenue	3,202	3,600	(398)	(11)%
License Revenue	6,699	5,421	1,278	24%
Service Revenue	3,237	3,346	(109)	(3)%

Total Revenue	13,138	12,367	771	6%

Total Revenue. The Company has historically derived a significant portion of its total revenue from a small number of customers. In the three months ended April 30, 2004, EVS GmbH accounted for 16% of our total revenue. However, there was no customer, which accounted for greater than 10% of the Company’s total revenue in the quarter ended April 30, 2005.

Product. The decrease was attributable mainly to reduced demand for product from German customers, which was partially offset by increased Chip and PIN sales in the UK market.

License. The increase was primarily due to an increase in reconciliation and merchant payment revenues and the inclusion of revenue from Symbol Technologies, Inc. (Symbol). During the three months ended October 31, 2004, due to a change in strategy by Symbol, the Company renegotiated an agreement with Symbol under which the Company agreed to terminate Symbol’s future obligations to exclusively use the Company’s payment technology in return for a payment of US$2 million, to be paid equally over the five quarters ending October 31, 2005. The first payment was received in October 2004. Based on the terms of the agreement, the Company will recognize the revenue as license revenue as each payment becomes due.

Service. The decrease was primarily due to reduced services delivered relating to our large enterprise payment solutions. This decrease was partially offset by improved service revenues from our data delivery, merchant payment and unattended payment products.

Cost of Revenue

Cost of Revenue	Period ended April 30, 2005	Period ended April 30, 2004	Increase/(Decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Product	2,532	2,235	297	13%
License	894	937	(43)	(5)%
Service	1,322	1,423	(101)	(7)%

Total	4,748	4,595	153	3%

Total Cost of Revenue. Total gross margin increased to 64% for the three months ended April 30, 2005, from 63% for the three months ended April 30, 2004. The increase was primarily due to significantly higher license revenues than for the same quarter last year, partially offset by an increase in product cost of revenue.

Product. Product revenue costs represented 79% of product revenue for the three months ended April 30, 2005, compared to 62% of product revenue in the three months ended April 30, 2004. The increase as a percentage of product revenue for the three months ended April 30, 2005, was primarily due to an increased provision for warranties and a change in the product mix in the quarter when compared to the three months ended April 30, 2005.

License. The decrease in absolute dollars and as a percentage of license revenue resulted from a reduction in expenditures in both labor costs and infrastructure as a result of the ongoing implementation of restructuring plans and consolidation of our support and maintenance facilities during fiscal 2005.

Service. The decrease in absolute dollars and in percentage resulted primarily from involuntary staff terminations during fiscal 2005.

Operating Expenses

Operating Expenses	Period ended April 30, 2005	Period ended April 30, 2004	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and Development	2,240	2,178	62	3%
Sales and Marketing	2,482	2,237	245	11%
General and Administrative	3,214	2,968	246	8%

Research and Development. The increase in research and development expenses in the three months was primarily due to the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s research and development costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing research and development expenditure. This increase was partially offset by research and development grants of approximately US$292,000 from Enterprise Ireland (the Irish Development Authority) and a reduction in the number of research and development employees from 125 at April 30, 2004 to 110 at April 30, 2005.

Sales and Marketing. The increase in sales and marketing expenses was primarily due to a higher headcount and the impact of the declining value of the dollar against the euro. For example, as a significant portion of the Company’s sales and marketing costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing sales and marketing expenditure. The number of sales and marketing staff employed increased from 53 at April 30, 2004 to 58 at April 30, 2005.

General and Administrative. The increase in general and administrative expenses was due to higher legal costs incurred during the quarter, higher headcount and also the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s general and administrative costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing general and administrative expenditure. The number of general and administrative staff employed increased from 43 at April 30, 2004 to 48 at April 30, 2005.

Restructuring Charge. Restructuring charge expense was US$ nil in the three months ended April 30, 2005. Restructuring charge expense was US$306,000 in the three months ended April 30, 2004. This charge related to staff terminations in connection with our research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In connection with these terminations the Company reduced its workforce by 17 employees.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer base, recorded in connection with the Company’s acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$212,000 in the three months ended April 30, 2005 and US$211,000 in the three months ended April 30, 2004.

Adjustment of acquisition liabilities. During the three months ended April 30, 2004 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the adjustment of acquisition liabilities was recognized in the consolidated statement of operations in the three months ended April 30, 2004. No such adjustment was made in the three months ended April 30, 2005.

Stock-Based Compensation. There was no stock-based compensation charge in the three months ended April 30, 2005. In the three months ended April 30, 2004, the Company recorded stock-based compensation of US$101,000 in connection with the issuance of options to members of the Company’s Advisory Board.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased US$119,000 to US$201,000 in the three months ended April 30, 2005, from US$82,000 of interest income, net in the three months ended April 30, 2004, an increase of 145%. The increases were due to higher cash balances on hand and increased U.S. interest rates being available on deposit balances in the three months ended April 30, 2005.

Provision for Income Taxes. Provision for income taxes was US$nil in the three months ended April 30, 2004 and US$94,000 in the three months ended April 30, 2005. The expense related primarily to taxes payable in the U.S., U.K. and German tax jurisdictions.

Liquidity and Capital Resources

As of April 30, 2005, the Company had working capital of US$30.6 million, including cash and cash equivalents totaling US$38.6 million.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at April 30, 2005. The bank overdraft amount of US$614,000 at April 30, 2005 represented outstanding checks as at this date. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

	Three months ended April 30,
	2005	2004
	(U.S. dollars in thousands)
Net cash provided by operating activities	503	684
Net cash used in investing activities	(1,256)	(476)
Net cash provided by financing activities	138	680
Cash and cash equivalents at the end of period	38,573	37,686

Net cash provided by operating activities in the three months ended April 30, 2005 resulted primarily from an increase in working capital of US$207,000 and a profit on operations excluding depreciation and the amortization of intangible assets of US$710,000.

Net cash used in investing activities in the three months ended April 30, 2005 was primarily related to payment of performance related consideration in connection with the Company’s acquisition of DataFlow Services, of approximately US$1.2 million and US$62,000 relating to the purchase of property and equipment.

Net cash provided by financing activities for the three months ended April 30, 2005 consisted primarily of the issuance of Trintech ordinary shares of US$146,000 partially offset by principal payments on capital leases of US$56,000. The Company’s shareholders have approved an agreement, which gives the Board the authority to engage in the repurchase of the Company’s outstanding Ordinary Shares. Under the program, up to US$5.0 million of the Company’s Ordinary Shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. As of April 30, 2005, the Company repurchased 753, 396 ordinary shares at a cost of approximately US$990,000. During the three months ended April 30, 2005, the Company did not repurchase any shares under this program, and approximately US$4.0 million remained available for future repurchases under this program.

As of April 30, 2005, contractual obligations relating to the Company’s facilities lease commitments totaled US$11.7 million, payable through fiscal 2015, including future minimum payments for abandoned properties, which have been provided for of US$234,000. The Company has estimated it will incur US$8.2 million in net payments over the remaining period of the leases of which US$1.6 million will be paid out in fiscal 2006 and US$6.6 million thereafter.

The Company has no material commitments for capital expenditures or strategic investments. Under the terms of the Company’s acquisition agreement to acquire Trintech Limited (formerly known as Checkline plc), we will be required to pay up to US$1.25 million to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached.

Under the terms of the Company’s acquisition agreement to acquire DataFlow Services, the Company is required to pay additional performance related contingent consideration equal to fifty percent of profits, as defined in the purchase agreement, earned by the acquired business for the fiscal year ended January 31, 2005 and the fiscal year ending January 31, 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007, if the aggregate payments under this provision for fiscal 2005 and fiscal 2006 are below US$2.5 million. The fiscal 2005 additional performance related consideration of approximately US$1.2 million was paid in the quarter ended April 30, 2005, as noted above.

The Company’s operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of April 30, 2005 the Company had three forward exchange contracts maturing in 2005 to sell US$1.35 million and receive euro in return. The fair value of the contracts as of April 30, 2005 was US$27,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net on the statement of operations. As of April 30, 2005, the Company had no currency options.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license and product revenues and available borrowings under line of credit arrangements.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of April 30, 2005, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro and the pound impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of April 30, 2005 the Company had three forward exchange contracts maturing in 2005 to sell US$1.35 million and receive euro in return. The fair value of the contracts was US$27,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain (loss), net on the Statement of Operations. As of April 30, 2005, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2005	Fair Value as of April 30, 2005	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)
U.S. dollars	1,350	(27)	1.3221

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of April 30, 2005 and 2004:

	As of April 30,
	2005	2004
Research and development	110	125
Professional and support services	101	95
Sales and marketing	58	53
Administration	48	43

Total	317	316

Of our total number of employees as of April 30, 2005, 97 are located in Ireland, 77 are located in Europe outside Ireland, 115 are located in North America and 28 in South America.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings, which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. Whilst this claim was dismissed, there can be no assurance that other parties will not make claims in the future.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may be unable to prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that additional parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

The Company is currently engaged in litigation with the former shareholders of Checkline plc, which we acquired in August 2000. We are seeking damages for misstatement of contracted business at the time of acquisition. We are also defending a counterclaim for the payment of US$1.25 million in respect of earnout payments. We do not believe this litigation will have a material adverse effect upon the Company’s business, financial condition or results of operations. Both parties are currently engaged in the discovery phase of this litigation.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

The demand for Chip and Pin electronic point-of-sale systems is expected to decline in fiscal 2006 after the implementation date for the EMV standard of January 1, 2005.

Our product revenue growth during fiscal 2005, particularly for our Smart 5000 Chip and Pin device, was primarily driven by an increase in demand for Chip and Pin solutions in the UK. This demand resulted from the introduction of the new EMV standard which mandated that from January 1, 2005 there is a liability shift for fraudulent card based transactions to retailers who have not adopted an EMV compliant point-of-sale system such as Trintech’s Smart 5000.

It is generally accepted that a substantial number of retailers have not migrated to EMV compliant point-of-sale systems and there can be no assurance that such retailers will migrate as they may decide that the investment outweighs any savings they may make.

There can be no assurance that retailers will continue to migrate to Chip and Pin solutions and that a market for Chip and Pin solutions will develop outside the UK. A continuation of the slowdown in the migration of retailers to Chip and Pin compliant solutions or the failure of markets outside the UK to develop will have a material impact on the Company’s revenues, gross margins and operating results. In the three months ended April 30, 2005 the Company experienced a US$2.5 million decrease in product revenues from Chip and Pin solutions in the UK compared to the previous quarter. However, there was a US$0.5 million increase from Chip and Pin when compared to the three months ended April 30, 2004.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited (“Plexus”). Plexus purchases many of its products and components from one or a limited number of suppliers. The Company’s reliance on a single outsourced manufacturer, which in turn is reliant on a limited number of component suppliers, involves significant risks, including:

•	Reduced control over delivery schedules, quality assurance and cost

•	The potential lack of adequate manufacturing capacity

•	The potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted, and the risk that the Company’s inventory could become obsolete would increase. If Plexus ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

We have in the past received products that contained defects from the Company’s manufacturers. Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace defective products at the Company’s own expense. This expense has in the past exceeded, and may in the future exceed, the amounts reimbursed to us by the manufacturers.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We have in the past discovered software errors in the Company’s new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We have formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Nonetheless, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro and the pound relative to other currencies could adversely affect the Company’s business and results of operations. The increase in value of the euro relative to other currencies has had a negative impact on the Company’s margins. With the on-going strength of the euro and pound against the U.S dollar, the Company’s margins could be negatively impacted through at least the end of January 2006.

In addition, the Company’s consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net profit decreased, when reported in U.S. dollars in the Company’s financial statements.

Some of the Company’s products, particularly in the unattended payment market, are relatively new to market and in the early stages of adoption, and continued adoption of the Company’s products is not assured.

Some of the Company’s products, particularly in the unattended payment market, are still in early stages of commercialization. Any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish, the Company’s long-term business strategy will be adversely affected.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2005, the Company’s customers in the UK and Germany accounted for over 90% of the Company’s electronic PoS system product revenues. However, there was no customer which accounted for greater than 10% of the Company’s total revenue in the quarter ended April 30, 2005. We intend to continue to focus some of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. Any material reduction in demand for the Company’s electronic PoS system products would adversely affect the Company’s business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. To offset declines in the average selling prices of the Company’s electronic PoS system products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003, we acquired DataFlow Services for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

•	service contracts in our transaction reconciliation business can be cancelled with 30 days notice

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products and services.

The markets for the Company’s electronic payment software and transaction reconciliation software and services are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

Beginning in fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003, approximately 17% in fiscal 2004 and approximately 5% in fiscal 2005 excluding the acquisition of DataFlow Services. The headcount decreased by approximately 7% and approximately 6% in fiscal 2004 and fiscal 2005 respectively, including DataFlow Services. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s costs and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary terminations by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

•	limited trading volume

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Although there was no customer which accounted for greater than 10% of the Company’s total revenue in the quarter ended April 30, 2005, approximately 10% of the Company’s total revenue for the three months ended April 30, 2005, was attributable to the Company’s three largest customers in the quarter. In fiscal 2005, 12% of total revenue was attributable to the Company’s three largest customers. UK customers accounted for approximately 50% of the Company’s top ten customers largely due to the Chip and Pin migration in fiscal 2005. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during the Company’s operating history. While we were profitable for fiscal 2005, we may not be able to consistently maintain profitability.

We incurred net losses of US$3.2 million in fiscal year 2004, US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently sustain profitability.

The Company’s historical declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance and our cash balance increased in fiscal 2005, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2003, fiscal 2004 and fiscal 2005. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations to sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue throughout at least the end of fiscal 2006.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

Third parties have in the past, and may in the future claim that the Company’s current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. Whilst this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software, electronic PoS systems and transaction reconciliation solutions, is intensely competitive and we expect competition to continue to increase. The Company’s competitors include Dione, VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree, Valuelink, CardTech Limited, Accurate Software and Chesapeake System Solutions for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or transaction reconciliation solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues have been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	Difficulties in travel due to war, terrorism or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003, fiscal 2004 and fiscal 2005, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer, and president and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2003, fiscal 2004 and fiscal 2005, the Company’s success is also dependent on some remaining key employees who are skilled in payment, funds management, transaction reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment, banking and retail industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers, support personnel and other highly skilled personnel with knowledge in payment, transaction reconciliation, payment reconciliation, exception and risk management, Internet and other technologies we currently employ. Competition for experienced and qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. In the period from 1996 to 2000, Trintech invested significantly in providing support for the SET standard in its products, but this standard has not gained critical mass for adoption. Trintech continues to support the SSL standard that is commonly in use in the payments industry.

The emergence of the new 3-D Secure protocol is an important new development, which is approved by Visa in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s payment products may be adversely affected if these standards do not achieve broad market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly, this could adversely affect the Company’s prospects and results of operations.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003, 5% of the Company’s total revenue in fiscal 2004 and 3% of the Company’s total revenue in fiscal 2005. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. However, should a breach occur, we may not have adequate remedies to protect the Company’s rights in the Company’s electronic payment and PoS system technology.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the market for electronic payment solutions and transaction reconciliation software. This capital may not be available on acceptable terms, if at all.

We believe that the Company’s existing cash and cash equivalents and the Company’s anticipated cash flow from operations will be sufficient to meet the Company’s working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance the Company’s products and services, take advantage of future opportunities, grow the Company’s business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company’s business.

We depend on increasing use of the Internet and on the growth of electronic business. If the use of the Internet and electronic business do not grow as anticipated, the Company’s business may be materially adversely impacted.

The Company’s business in part depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce and communication. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the Company’s products, such as PayWare Resolve may be materially impacted if a sufficiently broad base of business customers does not continue to use the internet and wireless networks as a business medium.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

The Company does not currently deduct the expense of employee stock option grants from the Company’s income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record as an expense the fair value of stock options issued to employees. We are required to adopt SFAS 123(R) beginning on February 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will materially adversely affect our earnings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Richard Paul Byrne
R. Paul Byrne
President and Chief Financial Officer

Dated: June 23rd, 2005